Exhibit 99.8

19 June 2008

Imperial Tobacco Group PLC announces European integration restructuring projects

Imperial Tobacco Group PLC has today announced a number of restructuring projects in Europe which it proposes to implement progressively over the next three years as part of the integration of Imperial Tobacco and Altadis.

The projects affect sales and marketing, manufacturing and central support functions in a number of markets, and will strengthen the enlarged Group’s competitive position in a challenging and highly regulated operating environment by addressing over-capacity and improving efficiencies.

The enlarged Group employs around 40,000 people worldwide. The restructuring projects will potentially reduce this number by around 2,440.

The Group proposes to close six factories within its global portfolio of 58 manufacturing facilities and reorganise operations at a number of other sites.

It is also proposed to reorganise sales and marketing and central support functions including human resources, finance and corporate affairs in a number of markets. There is no impact on the logistics business.

Both Imperial Tobacco and Altadis have previous experience of restructuring their operations in order to remain competitive and are committed to ensuring that employees are treated fairly and responsibly throughout.

Employees, works councils and trade unions have been informed of the projects and the consultation process is underway. A comprehensive range of employee support measures will be discussed as part of the consultation process and reflected in social plans including, wherever possible, internal redeployment, early retirement and voluntary redundancy.

Gareth Davis, Chief Executive, said: “The projects are a necessary step in the process of integrating Imperial Tobacco and Altadis, and will ensure that we create a strong and sustainable future for the enlarged Group.

“Any announcement that involves job losses is regrettable and our immediate focus is on supporting our employees. We have a track record of treating our employees fairly and responsibly and we will ensure that the consultation process is conducted in a transparent and considerate manner.”

The key restructuring projects and the potential impacts are as follows:

Spain

The enlarged Group employs around 6,700 people in Spain. The restructuring projects will potentially reduce this number by around 830.

The Imperial Tobacco and Altadis sales forces will be merged, and a number of corporate support functions will be restructured.

In manufacturing, the Alicante cigarette factory, where volumes of dark tobacco cigarettes are rapidly declining, will be closed and production transferred to the larger factory in Logrono.

In addition, the tobacco processing plants in Cadiz and Palazuelo will be reorganised to improve efficiencies. Cigar production in the UK and France will be transferred to Altadis’ cigar factory in Cantabria, which will be responsible for all European Union cigar production.

These initiatives will result in the potential loss of 520 manufacturing jobs, 170 sales and marketing jobs and 140 central support function jobs.

UK

The enlarged Group employs around 1,700 people in the UK. The restructuring projects will potentially reduce this number by around 260.

The Bristol cigar factory will be closed and production will be transferred to Cantabria, Spain. In addition, the Nottingham cigarette factory will be reorganised to improve efficiencies, with production of exported brands being transferred to other European factories. Nottingham will continue to manufacture Imperial Tobacco cigarettes sold in the UK and the Republic of Ireland.

These manufacturing initiatives will result in the potential loss of all 75 jobs at the Bristol cigar factory and around 210 jobs at the Nottingham cigarette factory.

The headquarters of the enlarged Group will remain in Bristol, where a reorganisation of central support functions will create around 25 jobs.

France

The enlarged Group employs around 4,700 people in France. The restructuring projects will potentially reduce this number by around 1,060.

The Imperial Tobacco and Altadis sales forces will be merged, and a number of corporate support functions will be restructured. Research activities will continue to be based at the Altadis centres in Les Aubrais and Bergerac.

In manufacturing, the cigar factory in Strasbourg and the fine cut tobacco factory in Metz will be closed. Tobacco processing activities at Dunkerque will be relocated to the tobacco processing plant in Le Havre. There will also be reorganisations of the cigarette factories in Riom and Nantes.

These initiatives will result in the potential loss of 690 manufacturing jobs, 250 sales and marketing jobs and 120 central support function jobs.

Germany

The enlarged Group employs around 2,000 people in Germany. The restructuring projects will potentially reduce this number by around 250.

The Berlin cigarette factory will be closed and production transferred to the more modern factory in Langenhagen, Germany, and to other factories in Poland. The restructuring will result in the potential loss of all 420 jobs at the Berlin site.

Around 90 jobs will be created at Langenhagen due to the increased production and a further 80 jobs will be created in Hamburg, which will become the head office for all central manufacturing functions.

Poland

The enlarged Group employs around 1,600 people in Poland. The restructuring projects will potentially increase this number by around 200.

Merging the Imperial Tobacco and Altadis sales forces will result in the potential loss of around 200 jobs. However, around 400 manufacturing jobs will be created as a result of upgrading and expanding factories in Tarnowo and Radom in order to accommodate the increased volume.

Russia

The enlarged Group employs around 2,100 people in Russia. Merging the Imperial Tobacco and Altadis sales forces will result in the potential loss of around 100 jobs.

Other Projects

Other smaller scale sales and marketing integration projects are underway in Belgium, Italy and Ukraine. In addition, the small cigar and fine cut tobacco factory in Slovakia will close. In total, these projects will result in the potential loss of around 140 jobs.

In addition, other integration initiatives which will have no impact on jobs are also being progressed. These include optimising supply chain efficiencies and achieving greater economies of scale in purchasing tobacco leaf and non-tobacco materials.

Financial

The proposed restructurings, combined with other integration initiatives, will enable the Group to generate the previously announced annual operating efficiencies of approximately €300 million by the end of the financial year ending 30 September 2010, rising to approximately €400 million by the end of the financial year ending 30 September 2012.

The estimated one-off cash cost of achieving these efficiencies will be approximately €600 million.

In addition the Group expects to generate annual revenue synergies of approximately €60 million in net revenue by the close of the financial year ending 30 September 2011 by realising opportunities from the enlarged Group’s enhanced operating platform and brand and product portfolios.

Notes to Editors

Imperial Tobacco Group completed the acquisition of Altadis on 25 January 2008, consolidating its position as the world’s fourth largest international tobacco company. The Group manufactures and sells a comprehensive range of cigarettes, tobaccos, rolling papers and cigars in more than 160 countries worldwide and currently has around 40,000 employees and 58 manufacturing sites.

Enquiries
Imperial Tobacco

Alex Parsons (Head of Corporate Communications)
Telephone: +44 (0) 117 933 7241

Simon Evans (Group Press Officer)
Telephone: +44 (0) 117 933 7375

John Nelson-Smith (Investor Relations Manager)
Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)
Telephone: +44 (0) 117 933 7082

Copies of our announcements are available on our website:  www.imperial-tobacco.com